Exhibit 99.1

BORR DRILLING LIMITED – CONTEMPLATED EQUITY OFFERING OF USD 30 MILLION

Hamilton, Bermuda, 27 December 2021

Borr Drilling Limited (the “Company”) (NYSE and OSE: “BORR”) announces that in connection with its recently announced agreement to refinance and defer $1.4 billion of debt maturities and yard instalments to 2025, the Company is contemplating to offer approximately USD 30 million in new depository receipts (the "Offer Shares"), representing the beneficial interests in the same number of the Company’s underlying common shares, each with a par value of USD 0.10 (the “Equity Offering”).

Certain investors have pre-committed to subscribe for Offer Shares in the Equity Offering in the amount exceeding USD 30 million.

The net proceeds from the Equity Offering will be used for repayment to yards, to strengthen the Company’s working capital and for general corporate purposes.

Completion of the Equity Offering is subject to: (i) board approvals by the Singaporean yards for amendments to and refinancing of the Company's financing arrangements with the yards to refinance and defer debt maturities and instalments to 2025; (ii) obtaining such approvals and waivers as we deem necessary and appropriate from the Company’s other creditors, including Hayfin and the lenders in the Senior Secured Facilities; (iii) the Company's Board approving the transaction; (iv) the Company's Board resolving to consummate the Equity Offering and allocate the Offer Shares. Each applicant acknowledges that the Equity Offering may be cancelled if the conditions are not fulfilled.

Settlement of the Equity Offering is expected mid-January 2022, subject to fulfillment of the conditions described above.

No Offer Shares will be offered or sold to the public in the United States or in transactions on the NYSE. The Equity Offering will be carried out as a private placement, and the Board is of the opinion that this is in the best interest of the Company and its shareholders. The Board has taken into consideration, among other things, the fact that the Equity Offering will provide necessary liquidity and raise capital more quickly and, at an attractive price, compared to a rights issue.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Important note

This announcement is not being made in or into Canada, Australia, Japan, Hong Kong or in any other jurisdiction where it would be prohibited by applicable law. This distribution does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States. The shares referred to herein have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration under that Act.

Forward looking statements

This announcement includes forward looking statements, including statements with respect to the contemplated equity raise, the conditions to the equity raise, use of proceeds and other non-historical statements.  These forward-looking statements are subject to risks and uncertainties, including risks relating to the contemplated equity raise and whether the conditions to the equity raise will be met and other risks included in our filings with the Securities and Exchange Commission including those set forth under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2020 and in prospectuses filed with the Norwegian Financial Supervisory Authority (FSA).